UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 1, 2011**

FIRST FINANCIAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(843) 529-5933**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.01   Completion of Acquisition or Disposition of Assets.

First Financial Holdings, Inc. announced the completion of the sale of its insurance agency subsidiary, First Southeast Insurance Services, Inc., to Hub International Limited. For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press release dated June 1, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: June 1, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Completes the Sale of First Southeast Insurance Services, Inc. to Hub International Limited

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

First Financial Holdings, Inc. Completes the Sale of First Southeast Insurance Services, Inc. to Hub International Limited

CHARLESTON, SOUTH CAROLINA, June 1, 2011 -- First Financial Holdings, Inc. (Nasdaq: FFCH) ("First Financial") announced the completion of the sale of its insurance agency subsidiary, First Southeast Insurance Services, Inc. ("First Southeast"), to Hub International Limited effective today. The transaction closed in accordance with the terms previously discussed in the First Financial release dated May 26, 2011.

Hub International Limited is a leading North American insurance brokerage that provides a broad array of property and casualty, reinsurance, life and health, employee benefits, and risk management products and services through offices located in the United States and Canada. First Southeast will become a new regional platform operating as Hub International Southeast with offices in North and South Carolina.

About First Financial

First Financial Holdings, Inc. ("First Financial") (Nasdaq: FFCH) is a premier financial services provider offering integrated financial solutions, including personal, business, and wealth management solutions. First Financial serves individuals and businesses primarily throughout coastal South Carolina, Florence, South Carolina, and Wilmington, North Carolina. First Financial subsidiaries include: First Federal Savings and Loan Association of Charleston ("First Federal"); Kimbrell Insurance Group, Inc., a managing general insurance agency; First Southeast 401(k) Fiduciaries, Inc., a registered investment advisor; and First Southeast Investor Services, Inc., a registered broker-dealer. First Federal is the largest financial institution headquartered in the Charleston, South Carolina metropolitan area and the third largest financial institution headquartered in South Carolina, based on asset size. Additional information about First Financial is available at www.firstfinancialholdings.com.

CONTACT:
First Financial Holdings, Inc.
Blaise B. Bettendorf
EVP and Chief Financial Officer
(843) 529.5456
bbettendorf@firstfinancialholdings.com